Exhibit 99.3

Kristopher J. Raffle, B.Sc., P. Geo.
APEX Geoscience Ltd.
Suite 410, 800 West Pender St. Vancouver, British Columbia,
Canada V6C 2V6

CONSENT OF QUALIFIED PERSON

I, Kristopher J. Raffle, B.Sc., P. Geo., consent to the public filing of the technical report titled “Technical Report on the El Cobre Property, Veracruz, Mexico” and dated 3 November 2014 (the “Technical Report”) by Almaden Minerals Ltd.

I also consent to any extracts from or a summary of the Technical Report in the May 13, 2015 news release of Almaden Minerals Ltd.

I confirm that I have read the May 13, 2015 news release filed by Almaden Minerals Ltd. and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 12th day of May, 2015.

Kristopher J. Raffle, B.Sc., P. Geo.